PROSPECTUS Dated November 16, 2020 PROSPECTUS SUPPLEMENT Dated November 16, 2020	Pricing Supplement No. 7,583 to Registration Statement No. 333-250103 Dated January 17, 2023 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F

Fixed Rate Reset Subordinated Notes Due 2038

We, Morgan Stanley, are offering the Global Medium-Term Notes, Series F, Fixed Rate Reset Subordinated Notes Due 2038 (the “notes”) described below on a global basis. We may redeem the notes, (i) in whole but not in part, on January 19, 2033, or (ii) in whole at any time or in part from time to time, on or after July 19, 2037, in each case at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon (calculated as described below) to but excluding the redemption date, in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption,” as supplemented by the provisions below under the heading “Optional Redemption.” Any early redemption of the notes will be subject to the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve”), if then required under capital guidelines applicable to us. In addition, under such regulations, prior to redeeming the notes, or immediately thereafter, we will be required to either replace the redeemed notes with an equivalent amount of a financial instrument that meets the regulatory capital criteria of the Federal Reserve or demonstrate to the satisfaction of the Federal Reserve that, following redemption, we would continue to hold an amount of capital that is commensurate with our risk.

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Subordination Provisions,” in each case subject to and as modified by the provisions described below. In addition, we describe the basic features of the notes during the Initial Fixed Rate Period (as defined below) in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” subject to and as modified by the provisions described below. The interest rate will reset once during the term of the notes and we describe the basic features of the notes during the Subsequent Fixed Rate Period (as defined below) in the section of this pricing supplement called “Description of Debt Securities—Fixed Rate Reset Debt Securities,” as supplemented by the provisions described elsewhere in this pricing supplement.

We describe how interest is calculated, accrued and paid during the Initial Fixed Rate Period, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus. We describe how interest is calculated, accrued and paid during the Subsequent Fixed Rate Period, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Reset Debt Securities” in this pricing supplement.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

Concurrently with this offering, under a separate pricing supplement, we are offering $1,500,000,000 aggregate principal amount of our Fixed/Floating Rate Senior Notes Due 2027 and $2,500,000,000 aggregate principal amount of our Fixed/Floating Rate Senior Notes Due 2029 (collectively, the “new senior notes”) in an underwritten public offering (the “concurrent offering”). The notes offered in this offering will be subordinated to all of our senior indebtedness, including the new senior notes offered in the concurrent offering. We may sell more or fewer new senior notes in the concurrent offering depending on market and other conditions. The closing of this offering is not conditioned on the closing of the concurrent offering, and the closing of the concurrent offering is not conditioned on the closing of this offering. There can be no assurance that the concurrent offering will be consummated on the terms described above or at all. The foregoing description and other information regarding the concurrent offering is included herein solely for informational purposes. Nothing in this pricing supplement should be construed as an offer to sell, or a solicitation of an offer to buy, any new senior notes, and no part of the concurrent offering is incorporated by reference in this pricing supplement.

Investing in the notes involves risks. See “Risk Factors” on page PS- 4.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

MORGAN STANLEY

MUFG

Neither Morgan Stanley nor any of the managers has authorized anyone to provide you with information other than that contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any free writing prospectus relating to this offering prepared by Morgan Stanley or on its behalf. Morgan Stanley and the managers take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should assume that the information appearing in this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any related free writing prospectus and the documents incorporated herein or therein is accurate only as of their respective dates. Morgan Stanley is offering to sell the notes and is seeking offers to buy the notes, only in jurisdictions where such offers and sales are permitted.

NOTICE TO PROSPECTIVE INVESTORS IN THE EUROPEAN ECONOMIC AREA

None of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus or any related free writing prospectus is a prospectus for the purposes of Regulation (EU) 2017/1129 (the “Prospectus Regulation”). This pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any related free writing prospectus have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“EEA Qualified Investors”). Accordingly any person making or intending to make an offer in that Member State of notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any related free writing prospectus may only do so with respect to EEA Qualified Investors. Neither Morgan Stanley nor the managers have authorized, nor do they authorize, the making of any offer of notes other than to EEA Qualified Investors.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM

None of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus or any related free writing prospectus is a prospectus for the purposes of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (the “EUWA”) (the “UK Prospectus Regulation”). This pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any related free writing prospectus have been prepared on the basis that any offer of notes in the United Kingdom will only be made to a legal entity which is a qualified investor under the UK Prospectus Regulation (“UK Qualified Investors”). Accordingly any person making or intending to make an offer in the United Kingdom of notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any related free writing prospectus may only do so with respect to UK Qualified Investors. Neither Morgan Stanley nor the managers have authorized, nor do they authorize, the making of any offer of notes other than to UK Qualified Investors.

PROHIBITION OF SALES TO UNITED KINGDOM RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law in the United Kingdom by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the United Kingdom's Financial Services and Markets Act 2000, as amended (the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the UK Prospectus Regulation. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

The communication of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus, any related free writing prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This document and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus, any related free writing prospectus and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus or any related free writing prospectus or any of their contents.

Principal Amount:	$2,000,000,000
Maturity Date:	January 19, 2038
Settlement Date
(Original Issue Date):	January 19, 2023 (T+2)
Interest Accrual Date:	January 19, 2023
Issue Price:	100.00%
Specified Currency:	U.S. dollars
Redemption Percentage
at Maturity:	100%
Initial Fixed Rate Period:	The period from and including the Settlement Date to but excluding the Interest Reset Date
Interest Reset Date:	January 19, 2033
Subsequent Fixed Rate Period:	The period from and including the Interest Reset Date to but excluding the Maturity Date
Interest Rate:	The Interest Rate will reset once during the term of the notes and will be as follows: During the Initial Fixed Rate Period, 5.948% per annum; during the Subsequent Fixed Rate Period, the Base Rate plus 2.430% (to be determined by the Calculation Agent on the Reset Determination Date)
Reset Determination Date:	The second business day prior to the Interest Reset Date
Base Rate:	Constant Maturity Treasury Rate
Spread (Plus or Minus):	Plus 2.430%
Index Maturity:	Five years
Index Currency:	U.S. dollars
Interest Payment Periods:	Semiannual
Interest Payment Dates:	Each January 19 and July 19, commencing July 19, 2023 to and including the Maturity Date
Reporting Service:	Bloomberg (Page H15T5Y <Index>)
Business Day:	New York
Calculation Agent:	The Bank of New York Mellon (as successor to J.P. Morgan Trust Company, National Association)
Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
CUSIP:	61747Y FB6
ISIN:	US61747YFB65
Day Count Convention:	30/360
Prohibition of Sales to
EEA and United Kingdom
Retail Investors:	Applicable
Other Provisions:	See “Optional Redemption” and “Description of Debt Securities—Fixed Rate Reset Debt Securities” below.

Risk Factors

For a discussion of the risk factors affecting Morgan Stanley and its business, including market risk, credit risk, operational risk, liquidity risk, legal, regulatory and compliance risk, risk management, competitive environment, international risk and acquisition, divestiture and joint venture risk, among others, see “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and our current and periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended (file number 001-11758) that are incorporated by reference into this pricing supplement and the accompanying prospectus supplement and prospectus.

This section describes certain selected risk factors relating to the notes. Please see “Risk Factors” in the accompanying prospectus for a complete list of risk factors relating to the notes.

Subordination-Related Risks

Our obligations under the notes will be subordinated. Holders of the notes should recognize that contractual provisions in the Subordinated Indenture, dated as of October 1, 2004, between us and The Bank of New York Mellon (as successor to J.P. Morgan Trust Company, National Association), as trustee (the “Subordinated Debt Indenture”), may prohibit us from making payments on the notes. The notes are subordinate and junior in right of payment, to the extent and in the manner stated in the Subordinated Debt Indenture, to all of our senior indebtedness. The Subordinated Debt Indenture defines senior indebtedness, for purposes of the notes, as obligations of, or guaranteed or assumed by, Morgan Stanley for borrowed money or evidenced by bonds, debentures, notes or other similar instruments, and amendments, renewals, extensions, modifications and refundings of any of that indebtedness or of those obligations. Nonrecourse obligations, the notes and any other obligations specifically designated as being subordinate in right of payment to senior indebtedness are not senior indebtedness as defined under the Subordinated Debt Indenture. In addition, the notes may be fully subordinated to interests held by the U.S. government in the event of receivership, insolvency, liquidation or similar proceedings, including under the “orderly liquidation authority” provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act. For additional information regarding the subordination provisions applicable to the notes, see “Description of Debt Securities—Subordination Provisions” in the accompanying prospectus.

As of September 30, 2022, the notes would have been subordinated to approximately $202.25 billion outstanding carrying amount of senior long-term borrowings. In addition, as a holding company, our assets consist primarily of equity in our subsidiaries and our ability to make payments on the notes depends on our receipt of dividends, distributions and other payments from our subsidiaries. If any of our subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and our rights and your rights as a holder of the notes will be subject to that prior claim. Moreover, many of our subsidiaries, including our banking and broker-dealer subsidiaries, are subject to laws, regulations and self-regulatory organization rules that authorize regulatory bodies to block or reduce the flow of funds to us, or that prohibit such transfers altogether in certain circumstances, including steps to “ring fence” entities by regulators outside of the U.S. to protect clients and creditors of such entities in the event of financial difficulties involving such entities.

There is no limit on our ability to issue or incur additional senior indebtedness.

In addition, we currently have outstanding subordinated debt securities issued under the Subordinated Debt Indenture with terms and conditions substantially similar to those of the notes. As of September 30, 2022, there was approximately $15.25 billion of such subordinated long-term borrowings outstanding.

Holders of the notes will have limited rights if there is a default. Payment of principal on the notes may be accelerated only in the event of certain events of bankruptcy, insolvency or reorganization of Morgan Stanley. There is no right of acceleration in the case of default of payment of principal or interest on the notes or in the performance of any of our other obligations under the notes. For additional information regarding defaults, events of default and acceleration under the Subordinated Debt Indenture, see “Description of Debt Securities—Events of Default” in the accompanying prospectus.

Risks Relating to the Notes Generally

The interest rate on the notes will reset once on the Interest Reset Date and the interest rate during the Subsequent Fixed Rate Period could be lower than the interest rate for the Initial Fixed Rate Period. The interest rate on the notes will reset once on the Interest Reset Date and the interest rate for each Interest Payment Period during the Subsequent Fixed Rate Period will equal the Base Rate on the Reset Determination Date plus the Spread. As a result, after the interest rate resets, the interest rate could be lower than the interest rate for the Initial Fixed Rate Period. We have no control over the factors that may affect interest rates, including geopolitical conditions and economic, financial, political, regulatory, judicial or other events that may affect the market generally and interest rates (including the Base Rate) specifically.

Risks Relating to the Constant Maturity Treasury Rate

The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased. Some of these factors include, but are not limited to: (i) actual or anticipated changes in the level of the Base Rate, (ii) volatility of the level of the Base Rate, (iii) changes in interest and yield rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) the time remaining to maturity of such notes. Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the notes will be affected by the other factors described in the preceding sentence. This can lead to significant adverse changes in the market price of securities like the notes. Depending on the actual or anticipated level of the Base Rate, the market value of the notes is expected to decrease and you may receive substantially less than 100% of the issue price if you are able to sell your notes prior to maturity.

The issuer, its subsidiaries or affiliates may publish research that could affect the market value of the notes. They also may hedge the issuer’s obligations under such notes. The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally, or the Base Rate specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of such notes. In addition, the issuer’s subsidiaries may hedge the issuer’s obligations under the notes and they may realize a profit from that hedging activity even if investors do not receive a favorable investment return under the terms of such notes or in any secondary market transaction.

The calculation agent (or, if applicable, we or our designee) will make determinations with respect to the notes. The calculation agent will make certain determinations with respect to the notes as further described in this pricing supplement. Any of these determinations may adversely affect the payout to investors. Moreover, certain determinations may require the exercise of discretion and the making of subjective judgments, such as with respect to the Base Rate. These potentially subjective determinations may adversely affect the payout to you on the notes. For further information regarding these types of determinations, see “Description of Debt Securities—Fixed Rate Reset Debt Securities” below.

Early Redemption Risks

The notes have early redemption risk. We have the option to redeem the notes, (i) in whole but not in part, on January 19, 2033, or (ii) in whole at any time or in part from time to time, on or after July 19, 2037, on at least 5 but not more than 30 days’ prior notice. It is more likely that we will redeem the notes prior to the stated maturity date to the extent that the interest payable on such notes is greater than the interest that would be payable on other instruments of ours of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market. If the notes are redeemed prior to the stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Optional Redemption

We may, at our option, redeem the notes, (i) in whole but not in part, on January 19, 2033, or (ii) in whole at any time or in part from time to time, on or after July 19, 2037, on at least 5 but not more than 30 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on such notes to but excluding the redemption date. If fewer than all of the notes are to be redeemed, the trustee will select, not more than 30 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding notes not previously called for redemption by such method as the trustee deems fair and appropriate; provided, that if the notes are represented by one or more global securities, beneficial interests in such notes will be selected for redemption by the applicable depositary in accordance with its standard procedures therefor.

On or before the respective redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If such money is so deposited, on and after the redemption date interest will cease to accrue on such notes (unless we default in the payment of the redemption price and accrued interest) and such notes will cease to be outstanding.

Under regulations applicable to us, we may not exercise our option to redeem the notes without obtaining the prior approval of the Federal Reserve (or any successor appropriate federal banking agency).  Under such regulations, prior to redeeming the notes, or immediately thereafter, we will be required to either replace the redeemed notes with an equivalent amount of a financial instrument that meets the regulatory capital criteria of the Federal Reserve (or any successor appropriate federal banking agency) or demonstrate to the satisfaction of the Federal Reserve (or any successor appropriate federal banking agency) that following redemption, we would continue to hold an amount of capital that is commensurate with our risk.

For information regarding notices of redemption, see “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption” in the accompanying prospectus.

The notes do not contain any provisions affording the holders the right to require us to purchase the notes after the occurrence of any change in control event affecting us.

Description of Debt Securities—Fixed Rate Reset Debt Securities

The provisions set forth below shall apply to the notes during the Subsequent Fixed Rate Period.

Formula for Interest Rate. The interest rate during the Subsequent Fixed Rate Period will equal:

•	the Base Rate based on the Index Maturity;

•	plus the Spread.

“Index Maturity” means the period of maturity of the instrument or obligation from which the Base Rate is calculated specified above. The “Spread” is the number of basis points (one one-hundredth of a percentage point) specified above to be added to the Base Rate.

Notwithstanding the foregoing, in no event will the interest rate payable for any interest period during the Subsequent Fixed Rate Period be less than zero percent.

Limitations on Interest Rate. The interest rate during the Subsequent Fixed Rate Period may not be higher than the maximum rate permitted by New York law, as that rate may be modified by United States law of general application. Under current New York law, the maximum rate of interest, subject to some exceptions, for any loan in an amount less than $250,000 is 16% and for any loan in the amount of $250,000 or more but less than $2,500,000 is 25% per annum on a simple interest basis. These limits do not apply to loans of $2,500,000 or more.

Determination of Interest Rate. For each interest period during the Subsequent Fixed Rate Period, the notes will bear interest at the interest rate in effect on the Interest Reset Date. The interest rate in effect on the Interest Reset Date will be the rate as reset on that date. The “Reset Determination Date” for the Interest Reset Date will be the second business day prior to the Interest Reset Date.

In the description of the Base Rate under “—Constant Maturity Treasury Rate” below, the “calculation date” pertaining to the Reset Determination Date means the tenth calendar day after the Reset Determination Date, or, if that day is not a business day, the next succeeding business day.

How Interest Is Calculated. Interest during the Subsequent Fixed Rate Period will accrue from and including the most recent Interest Payment Date to which interest has been paid or duly provided for, or, in the case of the first interest period during the Subsequent Fixed Rate Period, from and including the Interest Reset Date. Interest will accrue to but excluding the next Interest Payment Date or, if earlier, the date on which the principal has been paid or duly made available for payment, except as described below under “—If a Payment Date Is Not a Business Day.”

Upon the request of the holder of any notes, the Calculation Agent will provide the interest rate applicable to the notes during the Subsequent Fixed Rate Period after such interest rate has been determined. The Calculation Agent will notify the paying agent of each determination of the interest rate applicable to the notes promptly after the determination is made.

Accrued interest will be calculated by multiplying the principal amount of the notes by an accrued interest factor. This accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which interest is being paid. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. For these calculations, the interest rate in effect on the Interest Reset Date will be the rate as reset on that date. The interest rate applicable to any other day during the Subsequent Fixed Rate Period is the Interest Rate from the Interest Reset Date.

All percentages used in or resulting from any calculation of the rate of interest during the Subsequent Fixed Rate Period will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with 0.000005% rounded up to 0.00001%, and all U.S. dollar amounts used in or resulting from these calculations will be rounded to the nearest cent, with one-half cent rounded upward.

When Interest Is Paid. We will pay interest on the notes on the Interest Payment Dates specified above.

If a Payment Date Is Not a Business Day. If any scheduled Interest Payment Date is not a business day, we will pay interest on the next business day, but interest on that payment will not accrue during the period from and after the scheduled Interest Payment Date. If the scheduled Maturity Date or date of redemption or repayment is not a business day, we may pay interest, if any, and principal and premium, if any, on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled Maturity Date or date of redemption or repayment.

Constant Maturity Treasury Rate. The Constant Maturity Treasury Rate (the “CMT rate”) means, for the Reset Determination Date, any of the following rates published by the Federal Reserve System Board of Governors, or its successor, on its website or in another recognized electronic source, as the yield is displayed for Treasury securities at “constant maturity” under the column for the Designated CMT Maturity Index, as defined below, for the rate on the Reset Determination Date.

The following procedures will be followed if the CMT rate cannot be determined as described above:

•	If the above rate is no longer displayed on the relevant page, or if not published by 3:00 p.m., New York City time, on the calculation date, then the CMT rate will be the Treasury Constant Maturities rate for the Designated CMT Maturity Index or other U.S. Treasury rate for the Designated CMT Maturity Index on the Reset Determination Date for the Interest Reset Date as may then be published by either the Board of Governors of the Federal Reserve System or the United States Department of the Treasury that the Calculation Agent determines to be comparable to the rate formerly displayed on the Designated CMT Page and published on the website of the Federal Reserve System Board of Governors or in another recognized electronic source.

•	If the information described in the first bullet point is not provided by 3:00 p.m., New York City time, on the calculation date, then the Calculation Agent will determine the CMT rate to be a yield to maturity, based on the arithmetic mean of the secondary market closing offer side prices as of approximately 3:30 p.m., New York City time, on the Reset Determination Date, reported, according to their written records, by three leading primary U.S. government securities dealers, which is referred to as a “reference dealer,” in The City of New York, which may include the agent or another affiliate of ours, selected by us or our designee as described in the following sentence. We or our designee, after consultation with us, will select five reference dealers and will eliminate the highest quotation or, in the event of equality, one of the highest, and the lowest quotation or, in the event of equality, one of the lowest, for the most recently issued direct noncallable fixed rate obligations of the United States, which are commonly referred to as “Treasury notes,” with an original maturity of approximately the Designated CMT Maturity Index, a remaining term to maturity of no more than 1 year shorter than that Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at that time. If two Treasury notes with an original maturity as described above have remaining terms to maturity equally close to the Designated CMT Maturity Index, the quotes for the Treasury note with the shorter remaining term to maturity will be used.

•	If three Treasury notes quotations are not obtained as described in the immediately preceding bullet, the Calculation Agent will determine the CMT rate to be a yield to maturity based on the arithmetic mean of the secondary market offer side prices as of approximately 3:30 p.m., New York City time, on the Reset Determination Date of three reference dealers in The City of New York, selected using the same method described in the immediately preceding paragraph, for Treasury notes with an original maturity equal to the number of years closest to but not less than the Designated CMT Maturity Index and a remaining term to maturity closest to the Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at that time.

•	If three or four, and not five, of the reference dealers are quoting as described above, then the CMT rate will be based on the arithmetic mean of the offer prices obtained and neither the highest nor the lowest of those quotes will be eliminated.

•	If fewer than three reference dealers selected by us or our designee are quoting as described above, the rate of interest payable will be the interest rate in effect during the Initial Fixed Rate Period.

“Designated CMT Page” means the display on Bloomberg, or any successor service, on the Reporting Service or any other page as may replace that page on that service for the purpose of displaying Treasury Constant Maturities published by the Federal Reserve System Board of Governors, or its successor, on its website or in another recognized electronic source.

“Designated CMT Maturity Index” means the original period to maturity of the U.S. Treasury securities, which is specified under “Index Maturity” above, for which the CMT rate will be calculated.

United States Federal Taxation

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes should be treated as “variable rate debt instruments” for U.S. federal tax purposes. Although there is uncertainty regarding their treatment, the notes should be treated as providing for a single fixed rate followed by a single qualified floating rate (“QFR”), as described in the sections of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders―Floating Rate Notes―General” and “―Floating Rate Notes that Provide for Multiple Rates.” Under this treatment, in order to determine the amount of qualified stated interest (“QSI”) and original issue discount (“OID”) in respect of the notes, an equivalent fixed rate debt instrument must be constructed for the entire term of the notes. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which should generally be the value of that QFR as of the issue date of the notes). Under Treasury Regulations applicable to certain options arising under the terms of a debt instrument, in determining the amount of QSI and OID, we should be deemed to exercise our optional redemption right if doing so would reduce the yield on the equivalent fixed rate debt instrument. For the purpose of determining QSI and OID, if, as of the issue date, redeeming the notes on January 19, 2033 would reduce the yield of the equivalent fixed rate debt instrument, the notes should be treated as fixed rate debt instruments maturing on January 19, 2033 (the “instrument maturing January 2033”). Under those circumstances, if the notes are not actually redeemed by us on January 19, 2033, solely for purposes of the OID rules, they should be deemed retired and reissued for their principal amount, and should thereafter be treated as floating rate debt instruments with a term of five years (the “5-year instrument”). The instrument maturing January 2033 and the 5-year instrument would be treated as issued without OID, and all payments of interest thereon would be treated as QSI.

If, as of the issue date, redeeming the notes on January 19, 2033 would not reduce the yield on the equivalent fixed rate debt instrument, the rules under “United States Federal Taxation―Tax Consequences to U.S. Holders―Discount Notes―General” should be applied to the equivalent fixed rate debt instrument to determine the amounts of QSI and OID on the notes. Under those circumstances, the notes may be issued with OID.

A U.S. holder is required to include any QSI in income in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. U.S. holders will be required to include any OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest. QSI allocable to an accrual period must be increased (or decreased) by the amount, if any, which the interest actually accrued or paid during an accrual period (including the fixed rate payments made during the initial period) exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument.

Both U.S. and non-U.S. holders of the notes should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”

You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “United States Federal Taxation,” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On January 17, 2023, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.55%, plus accrued interest, if any, which we refer to as the “purchase price” for the notes. The purchase price for the notes equals the stated issue price of 100.00%, plus accrued interest, if any, less a combined management and underwriting commission of 0.45% of the principal amount of the notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. LLC	$1,400,000,000
MUFG Securities Americas Inc.	$200,000,000
R. Seelaus & Co., LLC	$70,000,000
Academy Securities, Inc.	$40,000,000
Samuel A. Ramirez & Company, Inc.	$40,000,000
AmeriVet Securities, Inc.	$20,000,000
Bancroft Capital, LLC.	$20,000,000
BMO Capital Markets Corp.	$19,091,000
Capital One Securities, Inc.	$19,091,000

Citizens Capital Markets, Inc.	$19,091,000
Intesa Sanpaolo S.p.A.	$19,091,000
PNC Capital Markets LLC	$19,091,000
Rabo Securities USA, Inc.	$19,091,000
Scotia Capital (USA) Inc.	$19,091,000
SG Americas Securities, LLC	$19,091,000
Standard Chartered Bank	$19,091,000
Truist Securities, Inc.	$19,091,000
U.S. Bancorp Investments, Inc.	$19,090,000
Total	$2,000,000,000

Morgan Stanley & Co. LLC is our wholly-owned subsidiary. Mitsubishi UFJ Financial Group, Inc., the ultimate parent of MUFG Securities Americas Inc. (one of the managers), holds an approximately 21.6% interest in Morgan Stanley. This offering will be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with Rule 5121 of FINRA, Morgan Stanley & Co. LLC and MUFG Securities Americas Inc. may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

Intesa Sanpaolo S.p.A. and Standard Chartered Bank are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

Notwithstanding the selling and other restrictions set forth in “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement, the following applies with respect to securities offered or sold in Canada:

With respect to sales of the notes in Canada, the notes may be sold only to purchasers that are: (i) not individuals; (ii) purchasing, or deemed to be purchasing, as principal; (iii) “accredited investors”, as defined in National Instrument 45-106 Prospectus Exemptions (“NI 45-106”) or subsection 73.3(1) of the Securities Act (Ontario), as applicable; and (iv) “permitted clients”, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. The distribution of the notes in Canada is being made on a private placement basis only and is therefore exempt from the requirement that Morgan Stanley prepares and files a prospectus with the relevant Canadian regulatory authorities.

Although Morgan Stanley is a “reporting issuer”, as such term is defined under applicable Canadian securities legislation, in the provinces of British Columbia, Alberta, Saskatchewan, Québec and Newfoundland and Labrador, the certificate(s), if any, representing the notes will not carry the legend prescribed by Section 2.5(2) of National Instrument 45-102 Resale of Securities nor will a written notice containing such legend restriction notation be delivered to any purchaser. Accordingly, the notes will not be or become freely tradeable in Canada, and any resale of the notes must be made in accordance with an exemption from, or pursuant to a transaction not subject to, the prospectus requirements of applicable Canadian securities laws. Canadian purchasers are advised to seek legal advice prior to any resale of the notes.

Prospective investors in Canada are advised that your name and other specified information, including the number of notes you have purchased, may be disclosed to Canadian securities regulatory authorities and may become available to the public in accordance with the requirements of applicable Canadian law. By purchasing any notes hereunder, you are deemed to have consented to the disclosure of that information.

Securities legislation in certain provinces of Canada provides purchasers of securities with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus (collectively, the “offering memorandum”) or any amendment to it contains a “misrepresentation” within the meaning of Canadian securities legislation. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed by applicable securities legislation.

Ontario

Securities legislation in Ontario provides an Ontario purchaser (other than (a) a “Canadian financial institution” or a “Schedule III bank” (each as defined in NI 45-106), (b) the Business Development Bank of Canada or (c) a subsidiary of any person referred to in (a) or (b) above, if the person owns all the voting securities of the subsidiary, except the voting securities required by law to be owned by the directors of that subsidiary) with a statutory right of action for damages or rescission against an issuer and any selling security holder where the offering memorandum contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date of the transaction that gave rise to the cause of action. The right of action for rescission is exercisable not later than 180 days from the date of the transaction that gave rise to the cause of action. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against the issuer or any selling security holder. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the notes with knowledge of the misrepresentation, the issuer and any selling security holder will have no liability. In the case of an action for damages, the issuer and any selling security holder will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon.

Saskatchewan

The Securities Act, 1988 (Saskatchewan) (the “Saskatchewan Act”) provides that where an offering memorandum, together with any amendment to the offering memorandum, sent or delivered to a purchaser contains a misrepresentation, a purchaser who purchases a security covered by the offering memorandum or an amendment to the offering memorandum is deemed to have relied on that misrepresentation, if it was a misrepresentation at the time of purchase, and has a right of action for damages against (a) the issuer or a selling security holder on whose behalf the distribution is made, (b) every promoter and director of the issuer or the selling security holder, as the case may be, at the time the offering memorandum or any amendment thereof was sent or delivered, (c) every person or company whose consent has been filed respecting the offering, but only with respect to reports, opinions or statements that have been made by them, (d) every person or company that, in addition to those mentioned in (a) to (c) above, signed the offering memorandum or the amendment thereof and (e) every person or company that sells notes on behalf of the issuer or selling security holder under the offering memorandum or amendment thereof. In addition, such a purchaser that purchases the security from the issuer or a selling securityholder may elect to exercise a right of rescission against such person where an offering memorandum contains a misrepresentation and, when the purchaser so elects, the purchaser shall have no right of action for damages against such person.

The Saskatchewan Act provides further that (a) where an individual makes a verbal statement to a prospective purchaser that contains a misrepresentation relating to the security purchased and the verbal statement is made either before or contemporaneously with the purchase of the security, the purchaser is deemed to have relied on the misrepresentation, if it was a misrepresentation at the time of purchase, and has a right of action for damages against the individual who made the verbal statement, (b) a purchaser of a security from a vendor who is trading in Saskatchewan in contravention of the Saskatchewan Act, the regulations thereunder or a decision of the Financial and Consumer Affairs Authority of Saskatchewan, whether that vendor is trading on his own behalf or by another person or agent on his behalf, may elect to void the contract and, if the purchaser so elects, the purchaser is entitled to recover all money and other consideration paid by him to the vendor pursuant to the trade and (c) if the distribution of notes has not been completed and (i) there is a material change in the affairs of the issuer, (ii) it is proposed that the terms or conditions of the offering described in the offering memorandum be altered or (iii) notes are to be distributed in addition to the notes previously described in the offering memorandum, and an amendment to the offering memorandum is not sent or delivered in accordance with the Saskatchewan Act, the purchaser has a right of action for rescission or damages against the manager or offeror that failed to comply with the applicable requirement.

Subject to the Saskatchewan Act, these statutory rights are exercisable, in the case of an action for rescission, 180 days after the date of the transaction that gave rise to the cause of action or, in the case of any action, other than an action for rescission, the earlier of (a) one year after the plaintiff first had knowledge of the facts giving rise to the cause of action and (b) six years after the date of the transaction that gave rise to the cause of the action.

New Brunswick

New Brunswick securities legislation provides investors who purchase notes offered for sale in reliance on the exemption in Section 2.3 of NI 45-106 with a statutory right of action for damages against the issuer, a selling security holder on whose behalf the distribution is made, every person who was a director of the issuer at the date of the offering memorandum and every person who signed the offering memorandum, or a right of action for rescission against the issuer and the selling security holder on whose behalf the distribution is made, in the event that any information relating to the offering provided to the purchaser contains a misrepresentation. Where an offering memorandum is delivered to a prospective purchaser of notes in connection with a trade made in reliance on the exemption in Section 2.3 of NI 45-106, and the document contains a misrepresentation, a purchaser who purchases the notes is deemed to have relied on the misrepresentation and has, subject to certain limitations and defences, the above-noted statutory rights of action. If the purchaser elects to exercise the right of rescission, the purchaser will have no right of action for damages. The right of action will be exercisable by the purchaser only if the purchaser gives notice to the defendant, in the case of any action for rescission, not more than 180 days after the date of the transaction that gave rise to the cause of action, that the purchaser is exercising this right and, in the case of any action for damages, before the earlier of (a) one year after the plaintiff first had knowledge of the facts giving rise to the cause of action and (b) six years after the date of the transaction that gave rise to the cause of action.

The liability of all persons and companies referred to above is joint and several. A defendant is not liable for a misrepresentation if it proves that the purchaser purchased the notes with knowledge of the misrepresentation. In an action for damages, the defendant shall not be liable for all or any portion of the damages that the defendant proves do not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. In no case shall the amount recoverable for the misrepresentation exceed the price at which the notes were offered.

Nova Scotia

Nova Scotia securities legislation provides that if an offering memorandum or any advertising or sales literature (as defined in the Securities Act (Nova Scotia)) contains a misrepresentation, a purchaser of notes is deemed to have relied upon such misrepresentation if it was a misrepresentation at the time of purchase and has, subject to certain limitations and defences, a statutory right of action for damages against the seller of such notes, the directors of the seller at the date of the offering memorandum and the persons who have signed the offering memorandum or, alternatively, while still the owner of the notes, may elect instead to exercise a statutory right of rescission against the seller, in which case the purchaser shall have no right of action for damages against the seller, the directors of the seller or the persons who have signed the offering memorandum. The rights described above are subject to certain limitations, including: (a) no action may be commenced to enforce the right of action for rescission or damages by a purchaser resident in Nova Scotia later than 120 days after the date payment was made for the notes (or after the date on which initial payment was made for the notes where payments subsequent to the initial payment are made pursuant to a contractual commitment assumed prior to, or concurrently with, the initial payment); (b) no person will be liable if it proves that the purchaser purchased the notes with knowledge of the misrepresentation; (c) in the case of an action for damages, no person will be liable for all or any portion of the damages that it proves do not represent the depreciation in value of the notes resulting from the misrepresentation; and (d) in no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser.

The liability of all persons or companies referred to above is joint and several with respect to the same cause of action.

The foregoing summary is subject to the express provisions of the Securities Act (Ontario), the Securities Act (New Brunswick), the Saskatchewan Act and the Securities Act (Nova Scotia) and the rules and regulations thereunder and reference is made thereto for the complete text of such provisions.

Newfoundland and Labrador

Purchasers of notes resident in Newfoundland and Labrador will be entitled to a contractual right of action for damages or rescission against the issuer equivalent to the statutory rights provided to purchasers in Ontario.

Notwithstanding the selling and other restrictions set forth in “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement, the following applies with respect to securities offered or sold in the EEA:

Prohibition of Sales to EEA Retail Investors

Each manager has represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any retail investor in the EEA. For the purposes of this provision:

(a)       the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(ii)	a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in the Prospectus Regulation; and

(b)       the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

Notwithstanding the selling and other restrictions set forth in “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement, the following applies with respect to securities offered or sold in the United Kingdom:

Prohibition of Sales to United Kingdom Retail Investors

Each manager has represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any retail investor in the United Kingdom. For the purposes of this provision:

(a)       the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law in the United Kingdom by virtue of the EUWA; or

(ii)	a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA; or

(iii)	not a qualified investor as defined in Article 2 of the UK Prospectus Regulation; and

(b)       the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

Other Regulatory Restrictions in the United Kingdom

Each manager has represented and agreed that:

(a)       it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to Morgan Stanley; and

(b)       it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Subordinated Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Subordinated Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Subordinated Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 16, 2020, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 16, 2020.